Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Years Ended December 31,
(In Millions Except Ratios)	2015	2014	2014	2013	2012	2011(a)	2010(a)
Fixed Charges:

Interest Expense, Including Amortization of Deferred Finance Fees	$41	$41	$54	$55	$55	$17	$—
Interest Portion of Rental Expense (b)	18	18	24	25	24	21	18

Total Fixed Charges	59	59	78	80	79	38	18

Earnings Before Income Taxes, Discontinued Operations and Fixed Charges:

Pre-tax income (before income or loss from equity investees)	275	293	421	298	388	379	387
Fixed Charges	59	59	78	80	79	38	18

Total Earnings Available For Fixed Charges	$334	$352	$499	$378	$467	$417	$405
Ratio of Earnings to Fixed Charges:	5.7	6.0	6.4	4.7	5.9	10.9	22.7

(a)	For all comparative periods presented above, these periods are prior to the spin-off from ITT on October 31, 2011 and the issuance of $1.2 billion aggregate principal amount of senior notes which were issued in September 2011. Interest on the Senior Notes accrues from September 20, 2011.
(b)	Calculated as 33% of rent expense, which is a reasonable approximation of the interest factor.